CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Unsecured Notes	$52,799,000	$1,620.93

PROSPECTUS Dated March 29, 2006	Pricing Supplement Number: 4701 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated March 29, 2006	Dated December 17, 2007 Registration Statement: No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Reopening of Senior Unsecured Floating Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	December 17, 2007
Settlement Date (Original Issue Date):	December 20, 2007
Maturity Date:	November 20, 2047
Principal Amount:	US$ 52,799,000 (total Notes to be outstanding $220,229,000)
Price to Public (Issue Price):	100.00%
Agents Commission:	1.00%
All-in Price:	99.00%
Net Proceeds to Issuer:	US$ 52,271,010
Interest Rate Basis (Benchmark):

The "1 Month Libor Rate" is the rate for deposits in U. S. dollars for the 1 month period which appears on "Reuters LIBOR01" Page at approximately 11:00 A. M., London time, on the second London Business Day prior to the applicable Interest Reset Date

Index Currency:	U.S. Dollars
Business Day Convention:	Payment date calculation is based on New York Business Days. Libor rate calculation is based on London Business Days
Spread (plus or minus):	Minus 0.25%
Index Maturity:	One Month
Index Payment Period:	Monthly

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Filed Pursuant to Rule 424(b)(3)
Dated December 17, 2007
Registration Statement: No. 333-132807
Interest Payment Dates:	Interest is payable monthly on the 20th day of every month, commencing on January 20, 2008
Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue Date
Interest Reset Periods and Dates:	Monthly on each Interest Payment Date
Interest Determination Dates:	Monthly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Redemption Dates:	The Notes may be redeemed commencing November 20, 2037. See "Additional Terms, Redemption of the Notes" below
Redemption at Option of Holder:	The Notes will be repayable at the option of the holder commencing November 20, 2009. See "Additional Terms, Repayment at Option of Holder" below
CUSIP:	36962G3N2

Investing in the Notes involves risks. See "Risk of Foreign Currency Notes and Indexed Notes" on page 2 of the accompanying prospectus supplement and "Risk Factors" on page 2 of the accompanying prospectus.

Additional Information:

Reopening of Issue:

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuers issue of US$167,430,000 principal amount of Floating Rate Notes due November 20, 2047 as described in the Issuers pricing supplement number 4692 dated November 15, 2007.

General.

The following description of the terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, insofar as such description relates to the Notes, the description of the general terms and provisions of the Notes set forth in the Issuers Prospectus dated March 29, 2006 and Prospectus Supplement dated March 29, 2006 which may be obtained from the Underwriters named below.

Redemption of the Notes.

The Notes may not be redeemed prior to November 20, 2037. On that date and thereafter the Notes may be redeemed, at the option of the Issuer, in whole or in part, at the redemption prices (in each case expressed as a percentage of the principal amount) set forth in the following table, together in each case with interest accrued to the date fixed for redemption (subject to the right of the registered holder on the record date for an interest payment becoming due on or prior to such date fixed for redemption to receive such interest):

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Filed Pursuant to Rule 424(b)(3)
Dated December 17, 2007
Registration Statement: No. 333-132807
If Redeeming During The Period Set Forth Below	Price
November 20, 2037 through November 19, 2038	105.00%
November 20, 2038 through November 19, 2039	104.50%
November 20, 2039 through November 19, 2040	104.00%
November 20, 2040 through November 19, 2041	103.50%
November 20, 2041 through November 19, 2042	103.00%
November 20, 2042 through November 19, 2043	102.50%
November 20, 2043 through November 19, 2044	102.00%
November 20, 2044 through November 19, 2045	101.50%
November 20, 2045 through November 19, 2046	101.00%
November 20, 2046 through November 19, 2047	100.50%
November 20, 2047	100.00%

In the event of any redemption of less than all the outstanding Notes, the particular Notes (or portions thereof in integral multiples of $1,000) to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Notice of redemption shall be provided at least 30 and not more than 60 calendar days prior to the date fixed for redemption as described under "DESCRIPTION OF NOTES--Optional Redemption" in the Issuers Prospectus Supplement dated March 29, 2006.

Repayment at Option of Holder.

Any Note will be repayable at the option of the holder thereof, upon written notice as provided in the Note, on the Interest Payment Dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table, together in each case with interest accrued to the date of repayment (subject to the right of the registered holder on the record date for an interest payment becoming due on or prior to such date of repayment to receive such interest):
Repayment Date	Price
November 20, 2009	98.00%
November 20, 2010	98.25%
November 20, 2011	98.50%
November 20, 2012	98.75%
November 20, 2013	99.00%
November 20, 2014	99.25%
November 20, 2015	99.50%
November 20, 2016	99.75%
November 20, 2017	100.00%
November 20, 2018 and on every anniversary thereafter to maturity	100.00%

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Filed Pursuant to Rule 424(b)(3)
Dated December 17, 2007
Registration Statement: No. 333-132807

In order for a Note to be repaid, the Trustee must receive Notice at least 30 but not more than 60 calendar days prior to the optional repayment date as described under "DESCRIPTION OF NOTES, Repayment at the Noteholders Option; Repurchase" in the Issuers Prospectus Supplement dated March 29, 2006.

Certain United States Tax Considerations.

The following discussion supplements the discussion contained in the Issuers Prospectus Supplement dated March 29, 2006 under the heading "United States Tax Considerations." Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

Notes Used as Qualified Replacement Property.

Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that, in order for the Notes to constitute such qualified replacement property, the Notes themselves and the issuer must meet certain requirements. In general, qualified replacement property is a "security" issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of twenty-five percent of such Corporations total gross receipts for such preceding taxable year (the "Passive Income Test") and which meets the other relevant requirements of section 1042. The term "securities" is defined pursuant to section 1042 of the Code to include bonds, debentures, notes or other evidences of indebtedness of a corporation in registered form. The Internal Revenue Service (the "IRS") has in some cases expressed the view that the definition of "security" in section 354 of the Code (which generally does not include short-term debt instruments) may also be relevant in applying section 1042. The Issuer does not express any conclusion on whether the Notes constitute "securities" for purposes of section 1042 of the Code and potential investors should consult their own tax advisors as to the appropriate characterization of the Notes as qualified replacement property for this purpose.

In regards to the Passive Income Test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the "Affiliated Group") for purposes of computing the amount of passive investment income for purposes of section 1042. The Issuer believes that the Affiliated Group (which includes the General Electric Company and its controlled subsidiaries) did not, for the taxable year ending December 31, 2006, have passive investment income in excess of twenty-five percent of the Affiliated Groups gross receipts for the year then ended. In making this determination, the Issuer has made certain assumptions and used procedures that it believes are reasonable. No assurance can be given as to whether the Issuer will continue to meet the Passive Income Test. In addition, it is possible that the IRS may disagree with the manner in which the Issuer has calculated the Affiliated Groups gross receipts (including the characterization thereof) and passive investment income and the conclusions reached.

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Filed Pursuant to Rule 424(b)(3)
Dated December 17, 2007
Registration Statement: No. 333-132807

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 100.00% of the aggregate principal amount less an underwriting discount equal to 1.00% of the principal amount of the Notes.

The Underwriters propose to offer the Notes initially at the Issue Price stated above and to selling group members at the Issue Price less a selling concession of 0.75% of the principal amount of the Notes. The Underwriters and selling group members may allow a discount of 0.25% of the principal amount of the Notes, on sales to other broker/dealers. After the initial public offering of the Notes, the representatives may change the public offering price and concession and discount to broker/dealers.
Institution	Commitment
UBS Securities LLC Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated	$41,455,000 5,000,000 4,844,000 1,500,000
Total	$52,799,000

The Issuer has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information:

At September 30, 2007, the Issuer had outstanding indebtedness totaling $ 480.041 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2007, excluding subordinated notes payable after one year, was equal to $ 471.656 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Nine Months ended September 30,
2002	2003	2004	2005	2006	2007

1.43	1.77	1.87	1.70	1.64	1.56

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

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Filed Pursuant to Rule 424(b)(3)
Dated December 17, 2007
Registration Statement: No. 333-132807

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Issuer believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.